UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                              Boundless Corporation
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   101706-20-8
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                                 (CUSIP Number)

                                 Oscar L. Smith
                       Unique Co-Operative Solutions, Inc.
                                    9185 Bond
                             Overland Park, KS 66214
                                 (913) 438-7190
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
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CUSIP No. 101706-20-8
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1.  Names of Reporting Persons  I.R.S. Identification Nos. of above persons
    (entities only).
    UNIQUE CO-OPERATIVE SOLUTIONS, INC.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    [    ]
    (b)    [    ]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)      WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)   [     ]
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6.  Citizenship or Place of Organization   STATE OF KANSAS
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Number of       7.     Sole Voting Power   840,000
Shares          ----------------------------------------------------------------
Beneficially    8.     Shared Voting Power  -0-
Owned by        ----------------------------------------------------------------
Each            9.     Sole Dispositive Power    840,000
Reporting       ----------------------------------------------------------------
Person With     10.     Shared Dispositive Power  -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person  840,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [    ]
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13. Percent of Class Represented by Amount in Row (11)  14.8%
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14. Type of Reporting Person (See Instructions)   CO
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
                                                                     Page 3 of 6
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CUSIP No. 101706-20-8
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1.  Names of Reporting Persons    I.R.S. Identification Nos. of above persons
    (entities only).
    OSCAR L. SMITH
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [    ]
    (b)   [    ]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)      OO
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)   [     ]
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6.  Citizenship or Place of Organization   United States of America
--------------------------------------------------------------------------------
Number of       7.     Sole Voting Power   -0-
Shares          ----------------------------------------------------------------
Beneficially    8.     Shared Voting Power  840,000
Owned by        ----------------------------------------------------------------
Each            9.     Sole Dispositive Power  -0-
Reporting       ----------------------------------------------------------------
Person With     10.     Shared Dispositive Power  840,000
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11. Aggregate Amount Beneficially Owned by Each Reporting Person  840,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [    ]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)  14.8%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)   IN
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
                                                                     Page 4 of 6

     This Amendment No. 2 to Schedule 13D (the "Amendment") is being filed with the U.S. Securities and Exchange Commission ("SEC") on behalf of Unique Co-Operative Solutions, Inc. ("UCS") and Mr. Oscar L. Smith (the "Control Person," and collectively with UCS, the "Reporting Persons") to amend the
Schedule 13D which was originally filed on March 16, 2001, as amended by Amendment No. 1 filed with the SEC on August 3, 2001, relating to the common stock, $.01 par value per share (the "Common Stock"), of Boundless Corporation (the "Issuer"). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the 203,644 shares of Common Stock purchased by the Reporting Persons not previously reported on the Schedule 13D was $196,184.35 (including commissions). The funds used to make these purchases came from UCS' working capital. In August 2000, UCS entered into a $6,000,000 line of credit with Security Bank of Kansas City which permits borrowings on a revolving basis. Any borrowings under the line of credit are secured by accounts receivable, inventory, general intangibles and miscellaneous stock, including 100,000 shares of Common Stock of the Issuer. No funds were drawn down on this line of credit to purchase Common Stock of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) 840,000 shares of Common Stock (including 27,778 shares issuable upon exercise of a warrant) are beneficially owned by the Reporting Persons, representing approximately 14.8% of the Common Stock of the Issuer based on the Issuer's Form 10-Q filed with the SEC on August 14, 2001.

     (b) UCS has sole voting and dispositive power with respect to the Common Stock it owns. Control Person, as sole owner and director of UCS, has shared voting and dispositive power with respect to the Common Stock owned by UCS.

     (c) The following table sets forth transactions in the Common Stock effected by UCS 60 days prior to the filing of this Amendment. All such transactions were conducted in the open market over the facilities of the American Stock Exchange.

   Date of Purchase     No. of Shares    Price per Share (including commissions)
   ----------------     -------------    ---------------

       10/17/01               500               $   1.03
       10/17/01             2,000               $   1.03
       10/18/01             1,900               $    .98
       10/18/01               100               $   1.03
       10/19/01               100               $   1.40
       10/22/01            10,000               $    .90
       10/22/01            15,000               $    .90
       10/22/01             2,500               $    .90
       10/22/01             6,750               $   1.00
       10/22/01            30,000               $    .85
       10/22/01               500               $    .85
       10/22/01            10,000               $    .90
       10/22/01               100               $   1.21

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                                                                     Page 5 of 6
       10/22/01               100               $   1.16
       10/23/01               100               $   1.40
       10/24/01               900               $   1.02
       10/24/01               100               $   1.03
       10/24/01               900               $   1.02
       10/30/01               300               $   1.13
       11/02/01               100               $   1.01
       11/02/01               900               $   1.04
       11/02/01            21,000               $   1.00
       11/02/01             1,000               $   1.00
       11/02/01             3,000               $   1.00
       11/02/01             2,000               $   1.00
       11/02/01            19,000               $   1.00
       11/02/01             1,800               $   1.00
       11/02/01             2,000               $   1.00
       11/02/01             2,000               $   1.00
       11/02/01               100               $   1.05
       11/02/01             4,800               $   1.00
       11/02/01             5,000               $   1.00
       11/02/01             4,900               $   1.00
       11/02/01               100               $   1.00
       11/09/01             1,400               $    .97
       11/09/01               500               $   1.02
       11/09/01             4,000               $   1.02

     (d) Not applicable

     (e) Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated November 12, 2001.


                                     UNIQUE CO-OPERATIVE SOLUTIONS, INC.


                                     By: /s/ Oscar L. Smith
                                        ----------------------------------------
                                        Oscar L. Smith, President


                                        /s/ Oscar L. Smith
                                        ----------------------------------------
                                        Oscar L. Smith